Exhibit 99.1

Alpha Tau Announces Receipt of Radioactive Material License for its New Hampshire

Manufacturing Facility, Advancing Towards Commercial Readiness

- Receipt of critical license marks significant milestone for first commercial-scale manufacturing facility for Alpha DaRT®, the innovative alpha-radiation cancer therapy designed for potent and conformal tumor irradiation -

- License paves way for introduction of radioactive material and continued positive momentum toward initiating Alpha DaRT treatment manufacturing in 2026 -

Jerusalem, October 21, 2025 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT® announced today that it has secured a radioactive material license from the State of New Hampshire Bureau of Public Health Protection, Radiological Health Section, following completion of the first phase of construction of its commercial-scale manufacturing facility in Hudson, New Hampshire.

In October 2023, the Company entered into a long-term lease agreement for a standalone building of over 14,000 rentable square feet in Hudson, New Hampshire, for an Alpha DaRT manufacturing facility to be constructed in multiple phases. Total expected nameplate capacity from the first phase of construction is approximately 400,000 Alpha DaRT sources for local use, subject to a number of operational and clinical assumptions.

“This is a very exciting operational milestone for Alpha Tau as we continue to prepare for future commercial operations,” stated Uzi Sofer, CEO of Alpha Tau. “I want to thank our dedicated operations and engineering teams who have spent countless hours ensuring that our facility is built to the highest standards, our partners at A&M Construction, and the officials from the New Hampshire Department of Health and Human Services involved in reviewing and approving our license. We also appreciate the support of New Hampshire’s Division of Economic Development and are excited to create more jobs in the state.”

“With our radioactive material license in hand for our plant’s first phase, we can proceed to equipping the facility, verification and validation, and introducing thorium generators, aiming to produce Alpha DaRT treatments in the facility during the course of 2026,” Sofer concluded.

Alpha DaRT is currently being evaluated in multiple clinical trials for the treatment of a broad range of cancers, including tumors of the skin, head & neck, pancreas, lung, prostate and brain.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “expect,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, including with respect to our NH facility and future production and our ability to commercialize, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on Form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com